

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 8, 2015

Via E-mail
Donald Farley
Chief Executive Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, Pennsylvania 16105

> **Re: Axion Power International, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2014
> Filed April 15, 2015
> File No. 001-36707**

Dear Mr. Farley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

You may contact Heather Percival at (202) 551-3498 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery